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          June 22, 2021

       Tanmay Kumar
       Chief Financial Officer
       Trebia Acquisition Corp.
       41 Madison Avenue, Suite 2020
       New York, NY 10010

                                                        Re: Trebia Acquisition
Corp.
                                                            Form 8-K filed June
1, 2021
                                                            File No. 001-39331

       Dear Mr. Kumar:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




          Sincerely,


          Division of Corporation Finance

          Office of Real Estate & Construction